

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 14, 2006

<u>via U.S. Mail</u>
Joseph C. Winkler
Chief Executive Officer and President
Complete Production Services, Inc.
11700 Old Katy Road, Suite 300
Houston, Texas
77079

> **Re:** **Complete Production Services, Inc.**
> **Amendment No. 5 to Registration Statement on**
> **Form S-1**
> **Filed April 4, 2006**
> **File No. 333-128750**

Dear Mr. Winkler:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 14. Segment information, page F-38

1.   We have reviewed your response to our comment 4 of our letter dated March 30, 2006 and continue to believe disclosure of the $93,792 goodwill balance by reportable segment is required. In your response, you state you have allocated this balance among the related reporting units when performing the annual goodwill impairment test under SFAS 142. However, you have disclosed in your footnotes that this goodwill balance is not specifically associated with any of the Company's segments. Please clarify these conflicting statements.

In addition, we understand you believe the presentation of segment information is in accordance with SFAS 131. However, please refer to the last paragraph of SFAS 142, paragraph 45, which requires the disclosure of changes in goodwill balances for each reportable segment. Since you have been able to allocate this amount to your respective reporting units in accordance with the impairment testing under SFAS 142, it is unclear why you are unable to disclose these amounts by reportable segment. Please refer to paragraphs 120 and 121 of Appendix B to SFAS 142 for further guidance.

Exhibit 23.4

2.   Please revise the wording of the consent issued and signed by BKD, LLP to refer to the current amended Form S-1. Specifically, the consent dated April 3, 2006 included in Amendment No. 5 refers to Amendment No. 4.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
          Scott N. Wulfe, Esq.
          Vinson & Elkins LLP
          (713) 758-2346